Exhibit 99.1

Biofrontera submits application for FDA approval of new BF-RhodoLED® XL lamp

Leverkusen, Germany, March 31, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced the submission for approval of a new, significantly larger red-light source for photodynamic therapy (PDT) to be used in combination with Ameluz®, the BF-RhodoLED® XL, to the U.S. Food and Drug Administration (FDA).

The new BF-RhodoLED® XL is to be approved in combination with Ameluz® for the treatment of mild and moderate actinic keratoses on the face and scalp. This corresponds to the current approval of Ameluz®, with plans to broaden the label to include additional indications in the future. The new PDT lamp enables the treatment of larger areas as well as the simultaneous exposure of several actinic keratoses distant from each other. This regulatory filing is independent of the change in product information submitted to the FDA in February to allow the use of up to three tubes of Ameluz® per treatment, but complements it in an effort to treat larger areas. Currently, the product information and thus reimbursement is limited to the use of one tube of Ameluz® per treatment.

Ahead of the submission to the FDA, the new lamp was protected by several patent applications, which, due to the specifics of the FDA’s combination approval, will also protect Ameluz® itself in the US, our key market, once the patents are granted.

“The new BF-RhodoLED® XL offers an improved control panel with a significantly enhanced graphical user interface and intuitive user navigation. The lamp’s extremely versatile setting options allow the treatment to be specifically adapted to the needs of each individual patient,” explains Prof. Dr. Lübbert, CEO of Biofrontera AG. “Combined with a modern, high-quality design, we expect strong customer acceptance particularly in the U.S. and, as a result, an increase in Ameluz® sales.”

The treatment parameters of the new BF-RhodoLED® XL, such as light dose, illumination time and wavelength of light are identical to the current model BF-RhodoLED®. The approval, as with the BF-RhodoLED®, will be granted as a combination approval with our prescription drug Ameluz®, in accordance with FDA requirements. In order to meet the FDA’s strict requirements for the manufacture of a class III medical device, production of the new lamp has, similar to the older model, been established at the Company’s headquarters in Leverkusen. At present, there are no plans to market the new BF-RhodoLED® XL in Europe. The current BF-RhodoLED® model will continue to be offered in all our markets.

-End-

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Ludwig Lutter (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102